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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

PREFORMED LINE PRODUCTS COMPANY
(Name of Issuer)
Common Shares, $2 par value per share
(Title of Class of Securities)
740444 10 4
(CUSIP Number)
Robert G. Ruhlman
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	740444 10 4	Page	2	of	4

1	NAMES OF REPORTING PERSONS Robert G. Ruhlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		295,192

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,516,411

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		295,192

WITH	10	SHARED DISPOSITIVE POWER

		1,516,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,811,603

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	740444 10 4	Page	3	of	4
The Reporting Person filed a Schedule 13G in November 2001. In February 2003 and February 2004, the Reporting Person amended his Schedule 13G. In March 2004, the Reporting Person further amended his prior Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D filings in February 2005 and September 2006.
Item 1. Security and Issuer.
This Statement on Schedule 13D/A relates to the Common Shares, $2 par value per share, of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, OH 44143.
Item 2. Identity and Background.
(a)	Robert G. Ruhlman

(b)	Preformed Line Products Company 660 Beta Drive Mayfield Village, Ohio 44143

(c)	Chairman of the Company’s Board of Directors, President and Chief Executive Officer of the Company

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five year, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.
Item 3. Source and Amount of funds or Other Consideration.
The source of consideration for the Reporting Person prior acquisitions of Common Shares was personal funds.
Item 4. Purpose of the Transaction.
This Amendment No. 6 to Schedule 13D is being filed by the Reporting Person to report an increase in the Reporting Person’s beneficial ownership of the Company’s Common Shares. On December 1, 2008, an irrevocable trust under a trust agreement between the Reporting Person’s mother, Barbara P. Ruhlman, and Bernard L. Karr, dated July 29, 2008, acquired from Barbara P. Ruhlman one million Company Common Shares. As business advisor to the trust, the Reporting Person has dispositive and voting authority with respect to the Company Common Shares owned by the trust.

CUSIP No.	740444 10 4	Page	4	of	4
Item 5. Interest in Securities of the Issuer.
(a)	The Reporting Person beneficially owns 1,811,603 share of the Common Shares, or 34.7%.

(b)	The Reporting Person has the sole voting and dispositive power of 295,192 Common Shares, which includes 114,792 shares held by the Preformed Line Products Company Profit Sharing Trust. The Reporting Person will have shared voting and dispositive power of 1,516,411 Common Shares, including 93,312 shares held in trust for the benefit of Robert G. Ruhlman and his children (these 93,312 shares are also shown as being beneficially owned by Randall M. Ruhlman), 300 shares owned by his wife (these 300 shares are also shown as being beneficially owned by Abigail Ruhlman), 400,452 shares held in the Ethel B. Peterson Trust of which KeyCorp is the trustee and for which Robert G. Ruhlman acts as co-Trust Advisor and has voting control (these 400,452 shares are also shown as being beneficially owned by Randall M. Ruhlman) and 1,000,000 shares held in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr of which Bernard L. Karr is the trustee and for which Robert G. Ruhlman acts as co-Trust-Advisor and has voting control (these 1,000,000 shares are also shown as being beneficially owned by Randall M. Ruhlman).

(c)	The Reporting Person has filed a Form 4 on October 20, 2008 to report the acquisition of 79 restricted Common Shares granted pursuant to the Company’s long term incentive plan.

(d)	The Reporting Person, based on his percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7. Exhibits
1	Power of Attorney.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2008

/s/ Caroline S. Vaccariello by Power of Attorney
Robert G. Ruhlman